05039274

SEC. ... ISSION

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFM INVESTMENT, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4667 HIGHWAY 9
(No. and Street)

HOWELL, NJ 07731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS SCATIGNA (732) 905-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COWAN, GUNTESKI & CO., P.A.
(Name – *if individual, state last, first, middle name*)

40 BEY LEA ROAD, TOMS RIVER, NJ 08753
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING

PROCESSED
APR 04 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS SCATIGNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COWAN, GUNTESKI & CO., P.A., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2004 and 2003

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2004 and 2003

CONTENTS

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the accompanying statements of financial condition of AFM Investments, Inc. as of December 31, 2004 and 2003, and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFM Investments, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 28, 2005

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 • Fax: (732) 349-1949

www.cgandco.com

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

AFM INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS	2004	2003
Cash and Cash Equivalents	$ 23,207	$ 65,452
Commissions Receivable	60,216	107,055
Miscellaneous Receivable	4,749	-
Property and Equipment, net of accumulated depreciation and amortization	-	-
Security Deposits	9,315	9,315
Restricted Assets	3,300	3,300
Deferred Tax Assets	16,296	16,309
Total Assets	$ 117,083	$ 201,431
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commissions Payable	$ 33,384	$ 52,383
Accounts Payable	19,720	21,022
Other Liabilities	500	5,248
Total Liabilities	53,604	78,653
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, 250 Shares Authorized, 200 Shares Issued and 188 Shares Outstanding	200	200
Additional Paid-In Capital	224,296	224,296
Less: Treasury Stock	(60,000)	(60,000)
Accumulated Deficit	(101,017)	(41,718)
Total Stockholders' Equity	63,479	122,778
Total Liabilities and Stockholders' Equity	$ 117,083	$ 201,431

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Commission Income	$ 975,791	$ 1,401,613
Management Fees	554,979	358,983
Service Fee Income	61,555	89,490
Interest Income	38,407	13,974
Total Revenues	1,630,732	1,864,060
EXPENSES		
Commissions	1,116,817	1,172,505
Direct Marketing Expense	62,036	50,443
Clearing Costs	186,118	228,411
Unsecured Debts and Write-Offs	106	445
Quotations and Research	7,640	10,521
Total Expenses	1,372,717	1,462,325
Gross Margin	258,015	401,735
Operating Expenses	316,801	337,405
Income (Loss) From Operations	(58,786)	64,330
Interest Expense	-	1,500
Income (Loss) Before Income Taxes	(58,786)	62,830
Income Tax Expense	513	11,572
Net Income (Loss)	(59,299)	51,258
Accumulated Deficit , Beginning	(41,718)	(92,976)
Accumulated Deficit, Ending	$ (101,017)	$ (41,718)

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	2004	2003
Balance, Beginning	$ 122,778	$ 71,520
Net Income (Loss)	(59,299)	51,258
Balance, Ending	$ 63,479	$ 122,778

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (59,299)	$ 51,258
Adjustments to reconcile net income (loss) to net cash provided from (used by) operating activities:		
Depreciation	-	1,055
Deferred Income Taxes	13	6,494
(Increase) Decrease in:		
Commissions Receivable	46,839	(106,273)
Miscellaneous Receivable	(4,749)	-
Deposit with Clearing Organization	-	75,000
Increase (Decrease) in:		
Commissions Payable	(18,999)	34,922
Accounts Payable	(1,302)	10,093
Other Liabilities	(4,748)	(2,297)
Net Cash Provided from (Used by) Operating Activities	(42,245)	70,252
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt Reduction:		
Short-Term	-	(50,000)
Net Cash Used by Financing Activities	-	(50,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(42,245)	20,252
Cash and Cash Equivalents, Beginning	65,452	45,200
Cash and Cash Equivalents, Ending	$ 23,207	$ 65,452

See Accompanying Notes and Independent Auditors' Report

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

AFM Investments, Inc., (the "Company"), was formed during 1989 for the purpose of doing business as a broker/dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through National Financial Services Corp. pursuant to an agreement dated November 30, 1989.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased as short term cash investments, with a maturity of three months or less, to be cash equivalents.

Business Concentration

The Company clears all securities transactions through another broker/dealer. The Company does not believe this broker/dealer is irreplaceable.

Depreciation

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed under the straight line method for financial statement purposes. Depreciation expense for the years ended December 31, 2004 and 2003 are $-0- and $1,055, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expense Recognition

The revenues of the Company are derived primarily from commissions earned on the sale of securities. Commission income is recorded as of the trade date of the securities. Expenses are recognized when incurred.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to the possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempt provisions of Paragraph (k) (2) (ii).

Treasury Stock

Treasury stock is shown at cost, and in 2004 and 2003 consisted of 12 shares of common stock.

Advertising

The Company expenses advertising costs as incurred. Total advertising costs for the years ended December 31, 2004 and 2003 amounted to $62,036 and $50,443, respectively.

NOTE 2 – COMMISSIONS RECEIVABLE

Commissions receivable consists of the net balance due from the clearing organization. As of December 31, 2004 and 2003, the balance due to the Company is $60,216 and $107,055 respectively. The Company considers all commissions receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

NOTE 3– PROPERTY AND EQUIPMENT

Property and Equipment are summarized by major classifications as follows:

NOTE 3– PROPERTY AND EQUIPMENT (Continued)

	2004	2003
Office Equipment	$ 48,155	$ 48,155
Furniture and Fixtures	8,453	8,453
Leasehold Improvements	4,365	4,365
	60,973	60,973
Less: Accumulated Depreciation and Amortization	60,973	60,973
	$ -	$ -

NOTE 4 – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases office space under an agreement that is negotiated annually and expires August 31, 2005. Rent expense was $29,100 and $28,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 5 - CAPITAL REQUIREMENTS

The Company's net capital and required net capital were $29,819 and $5,000, respectively at December 31, 2004 and $93,854 and $5,000, respectively at December 31, 2003.

The Company's aggregate indebtedness to net capital ratio was1.80 to 1 and .84 to 1 as of December 31, 2004 and 2003, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company maintains a contributory 401(k) Savings Plan for qualified employees. The terms of the Plan define qualified employees as those over 21 years of age, with at least 1,000 hours of service in their first 12 months of employment with the Company. The Company does not provide a matching contribution provision.

NOTE 7 – INCOME TAXES

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2004 are:

NOTE 7 – INCOME TAXES (Continued)

	2003	2004
Depreciation	$ 502	$ 543
Operating loss and contribution carryforwards	15,794	15,766
	$ 16,296	$ 16,309

The provision for income taxes for the years ending December 31, 2004 and 2003, consist of the following:

	2004	2003
CURRENT TAX EXPENSE		
State	$ 500	$ 5,078
DEFERRED TAX EXPENSE (BENEFIT)		
Federal	(805)	8,081
State	818	(1,587)
	$ 513	$ 11,572

The Company has available at December 31, 2004, $42,628 and $87,282 of unused federal and state operating loss carry forwards, as well as $14,843 and $21,000 of federal and state contribution carry forwards that may be applied against future taxable income and that expire in various years from 2007 to 2017. Realization is dependent on generating sufficient taxable income prior to the expiration of the carry forwards. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. No reserve for these deferred tax assets has been recorded.

NOTE 8 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash was expended for interest in the amount of $0 and $1,500 in 2004 and 2003 respectively. Cash was expended for incomes taxes in the amount of $5,248 and $720 in 2004 and 2003, respectively.

NOTE 9 – RECLASSIFICATIONS

Certain revenue and expense items for the year ended December 31, 2003 have been reclassified to conform to the December 31, 2004 presentation. These reclassifications had no effect on reported income.

SUPPLEMENTAL INFORMATION

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

Our report on our audits of the basic financial statements of AFM Investments, Inc. for the years ended December 31, 2004 and 2003 appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental information on page 13 is not a required part of the basic financial statements but is supplementary information required by accounting principles generally accepted in the United States of America. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 28, 2005

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 • Fax: (732) 349-1949

www.cgandco.com

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

AFM INVESTMENTS, INC.

SUPPORTING SCHEDULES OF OPERATING EXPENSES
For the Years Ended December 31, 2004 and 2003
(Unaudited)

	2004	2003
Salaries and Wages	$ 72,936	$ 75,237
Payroll Taxes	38,643	37,458
Data Processing	6,846	10,950
Depreciation	-	1,055
Donations	11,500	6,880
Dues, Subscriptions and Publications	5,165	5,266
Entertainment	2,016	6,535
Equipment Rental	4,538	3,951
Employee Benefits	33,527	31,783
Insurance	1,276	1,899
Licenses and Registration	6,175	7,785
Miscellaneous	5,084	1,971
Office Supplies and Expense	10,391	33,453
Postage	15,404	14,492
Printing	3,004	2,829
Professional Services	35,087	19,513
Rent	29,100	28,000
Seminars	2,894	9,923
Telephone and Communication	24,238	27,235
Travel	2,091	5,508
Utilities	6,886	5,682
	$ 316,801	$ 337,405

See Independent Auditors' Report on Supplementary Information

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the financial statements of AFM Investments, Inc. as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated January 28, 2005. The audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 28, 2005

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 ◦ Fax: (732) 349-1949

www.cgandco.com

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

AFM INVESTMENTS, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

	2004	2003
NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital	$ 63,479	$ 122,778
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Deferred Tax Assets	16,296	16,309
Security Deposits	9,315	9,315
Restricted Assets	3,300	3,300
Miscellaneous Receivable	4,749	-
	33,660	28,924
Net Capital Before Haircuts on Securities Position	29,819	93,854
Haircuts on Securities	-	-
Net Capital	$ 29,819	$ 93,854
AGGREGATE INDEBTEDNESS		
Commissions Payable	$ 33,384	$ 52,383
Accounts Payable	19,720	21,022
Other Liabilities	500	5,248
Total Aggregate Indebtedness	$ 53,604	$ 78,653
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 24,819	$ 88,854
Ratio: Aggregate Indebtedness to Net Capital	1.80:1	.84:1

See Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.

SCHEDULE I (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

Reconciliation with Computation (included in Part II of Form X-17A-5)

	2004	2003
Net Capital, as Reported in the Company's Part II FOCUS Report (Unaudited)	$ 22,412	$ 97,908
Net Audit Adjustments		
Audit Adjustment to Accumulated Deficit	9,442	(11,048)
Audit Adjustment to Non-Allowable Assets	(2,035)	6,994
Net Capital Per Above	$ 29,819	$ 93,854

See Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.

SCHEDULE I (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

AFM INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2004 and 2003.

EXEMPTION UNDER SECTION (k) (2) (ii) IS CLAIMED:
All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

In planning and performing our audits of the financial statements and supplementary schedules of AFM Investments, Inc. ("the Company"), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Reply to:
40 Bey Lea Road, Suite A101
Toms River, NJ 08753
(732) 349-6880 • Fax: (732) 349-1949

www.cgandco.com

750 Broad Street
Shrewsbury, NJ 07702
(732) 741-2624 • Fax: (732) 741-8590

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the Company's internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, Management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 28, 2005